Exhibit 99.24

ROYALTY PURCHASE AGREEMENT

THIS AGREEMENT dated as of July 14, 2020.

BETWEEN:

PALLINGHURST GRAPHITE LIMITED, a limited liability company existing under the laws of England (the “Holder”);

AND:

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of the Canada (the “Owner”);

(collectively, the “Parties” and each of them, a “Party”)

RECITALS:

The Owner wishes to grant to the Holder, and the Holder wishes to purchase from the Owner, a 3.0% net smelter royalty in the Property and on all minerals mined, provided or otherwise recovered from the Property (as defined below) subject to and on the terms and conditions set forth herein.

Concurrently with the entering into of this Agreement, the Owner is also entering into a convertible bond subscription agreement (the “Bond Subscription Agreement”) with the Holder pursuant to which the Owner has agreed to issue to the Holder, and the Holder has agreed to subscribe to, a $15,000,000 convertible bond (the “Bond”), the whole subject to and on the terms and conditions set forth therein.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1

DEFINITIONS

1.1	Definitions

For the purposes of this Agreement, the following capitalized words and phrases shall have the following meanings:

“Agreement” means this agreement including all schedules thereto, as the same may be amended, supplemented or restated from time to time.

“Applicable Law” means all applicable past, present and future federal, provincial and local laws, rules, ordinances, treaties, regulations, judgments, decrees, or other valid governmental restrictions. Applicable Laws shall also include the decisions and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

“Authorization” means any authorization, approval, consent, mineral claim, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Business Day” means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

“Bond” has the meaning set out in the Recitals.

“Bond Subscription Agreement” has the meaning set out in the Recitals.

“Closing” means the closing in accordance with Article 5 hereof.

“Consideration” has the meaning set out in Section 2.2.

“Disinterested Shareholders Approval” means the approval, in accordance with the shareholder approval requirements of Section 1.12 of TSXV Policy 4.1, TSXV Policy 5.9 and Regulation 61-101, as applicable, of the disinterested shareholders of the Owner with respect to (i) the Owner issuing the Bond (and related common share purchase warrants) to the Holder on the terms and conditions set out therein (including the conversion feature of the Bond), (ii) the Holder becoming a “control person” of the Owner, and (iii) the Owner selling and issuing the Royalty to the Holder on the terms and conditions set out therein.

“Governmental Authority” means any federal, provincial or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Insolvency Event” means, in respect of any Person, any one or more of the following events or circumstances whereby such Person (i)becomes insolvent, (ii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, administration, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Insolvency Law, or (z) the entry of an order for relief or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its property, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of thirty (30) days, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or (iii) passes a resolution or takes any other corporate action to authorize any of the above actions or (iv) suffers anything analogous or having a similar effect to an event or circumstance described in (i) to (iii) above or in Sections 6.3 or 6.4 of the Royalty Agreement.

“Insolvency Laws” means any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, and any proceeding under applicable corporate law seeking a compromise or arrangement of any debts of the corporation, or a stay of proceedings to enforce any of the claims of the corporation’s creditors, and all other liquidation, administration, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of Canada or of other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Minerals” means any and all metals, minerals or products of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property).

“Mining Act” means the Mining Act (Québec).

“Mining Rights” means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefit Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Party” means a party to this Agreement and “Parties” means all of them.

“Payout Letter” has the meaning set out in Section 3.1.

“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust governmental agency or board or commission or authority and any other form of entity or organization.

“Products” means any and all metals, minerals and products or by-products thereof, including the Minerals, of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property) and that may lawfully be explored for, mined and sold pursuant to the rights granted by the Mining Rights and other instruments of title under which the Property is held.

“Promissory Notes” means the promissory note dated June 27, 2019 for C$2,000,000 in principal amount (as amended and restated) and the promissory note dated March 16, 2020 for C$2,000,000 in principal amount.

“Property” means the Matawinie property, including the mining claims described in Schedule “A” together with any other Mining Rights or any other rights that currently or in the future form part of the project known as the “Property” located in the Saint-Michel-des-Saints area, approximately 150 kilometres north of Montreal, Québec (or any rights renewing, extending, renaming, deriving, replacing or complementing such Mining Rights or other rights at any time), including (i) all future contiguous mineral rights thereto, and (ii) with respect to graphite only, all future other mineral rights within a 100 kilometers radius of the “Tony Claim Block Centroid” as set out in Schedule “A” to the Royalty Agreement that have the effect of increasing the size of the Property, which Owner owns at any time.

“Regulation 61-101” means Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions and the companion policy thereto.

“Regulatory News Release” has the meaning set out in Section 7.3.

“Royalty” means all of the rights and interests of the Holder in the Royalty granted pursuant to the Royalty Agreement.

“Royalty Agreement” means the royalty agreement in respect of the Royalty, which shall be in the form of royalty agreement attached hereto as Schedule “B”.

“Taxes” mean all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

“TSXV” means the TSX Venture Exchange or any successor thereto.

“TSXV Policy 4.1” means the Policy 4.1 – Private Placements included in the TSXV Corporate Finance Manual.

“TSXV Policy 5.9” means the Policy 5.9 – Protection of Minority Security Holders in Special Transactions included in the TSXV Corporate Finance Manual.

Exhibits and Schedules

The following exhibits and schedules are attached to and incorporated in this Agreement by this reference:

Schedule A	-	Property
Schedule B	-	Form of Royalty Agreement
Schedule C	-	Form of Payout Letter

ARTICLE 2

GRANT OF THE ROYALTY

2.1	Grant of Royalty

Subject to the terms provided for hereunder, the Owner hereby grants, assigns, transfers and conveys to the Holder, and its successors and assigns, and covenants to pay to the Holder, in perpetuity, a 3.0% royalty in the Property and all Products which may be found in, under or upon the Property (the “Royalty”), and the Owner hereby acknowledges and agrees that the Holder retains a real right the Property and the Products (while contained in the Property).

2.2	Consideration for the Royalty

As a consideration for the Owner granting the Holder the Royalty, the Holder shall pay the Owner an amount equal to the sum of (i) $4,000,000, plus (ii) an amount equal to the accrued and unpaid interest under the Promissory Notes up to Closing (the “Consideration”).

2.3	Real Property Interest in the Property

The Owner hereby acknowledges and agrees that in accordance with the terms of the Royalty Agreement, the Royalty is a direct real property interest in the Property and the Products (while contained in the Property), and in the Owner’s estate, right, title and interest therein granted by the Owner, in favour of the Holder, provided that such interest shall be satisfied in respect of any particular Product by the payment to the Holder of the Royalty in respect thereof. The Royalty shall continue in perpetuity, it being the intent of the Parties that the Royalty will constitute a covenant running with the Property and the Products (while contained in the Property) and all successions thereof (whether created privately or through governmental action), and will be binding upon and enure to the benefit of the Parties and their respective successors and assigns.

ARTICLE 3

PAYOUT LETTER

3.1	Payout Letter

Concurrently with the closing of the transaction of this Agreement, the Holder will deliver to the Holder a payout letter substantially in the form attached as Schedule C hereto pursuant to which, effective upon Closing, the Holder will irrevocably and unconditionally agree that all amounts owing by the Owner to the Holder of any nature under the Promissory Notes (including principal, interest, penalties, fees, and any other charges or liabilities) have been paid in full and such promissory notes shall terminate and be of no further force or effect (the “Payout Letter”).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Owner

The Owner, acknowledging that the Holder is entering into this Agreement in reliance thereon, hereby represent and warrant to the Holder as of the date hereof as follows:

(a)	Organization and Powers. The Owner (i) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation; (ii) has all requisite corporate power and authority to own and lease its property and assets and to carry on its business; (iii) has all requisite corporate power and authority to enter into this Agreement and the Royalty Agreement and to perform its obligations hereunder and thereunder; and (iv) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary.

(b)	Authorization; No Conflict. The execution and delivery by the Owner of this Agreement and the Royalty Agreement and the performance of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on their part and do not and will not: (i) contravene any provision of the Owner’s constating documents; or (ii) violate any Applicable Law.

(c)	Execution; Binding Obligation. This Agreement (i) has been duly executed and delivered by the Owner, and (ii) constitutes a legal, valid and binding agreement of the Owner, enforceable against the Owner in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Consents. The Owner is not required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement and the Royalty Agreement or the consummation of the transactions contemplated herein other than those that have already been obtained, including without limitation the conditional approval of the TSXV of the transactions contemplated by this Agreement and the Royalty Agreement that require such approval (which are subject to customary conditions specified in the TSXV’s conditional acceptance).

4.2	Representations and Warranties of the Holder

The Holder, acknowledging that the Owner is entering into this Agreement in reliance thereon, hereby represents and warrants to the Owner as of the date hereof as follows:

(a)	Organization and Powers. The Holder: (i) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority to enter into this Agreement and the Royalty Agreement and to perform its obligations hereunder and thereunder.

(b)	Authorization; No Conflict. The execution and delivery by the Holder of this Agreement and the Royalty Agreement, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (i) contravene any provision of its constating documents; or (ii) violate any Applicable Law.

(c)	Execution; Binding Obligation. This Agreement has been duly executed and delivered by the Holder, and constitutes a legal, valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Consents. The Holder is not required to give any notice to, make any filing with or obtain any Authorization, Order or other approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement.

ARTICLE 5

CLOSING AND CONDITIONS PRECEDENT

5.1	Conditions Precedent to Closing

(a)	The Closing shall be subject to the following conditions precedent in favour of the Holder:

(i)	the representations and warranties of the Owner contained in this Agreement shall be true and correct in all material respects (or, in the case of the representations and warranties that are subject to a materiality qualification, in all respects) at the time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time;

(ii)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, (i) the Disinterested Shareholders Approval, and (ii) the conditional acceptance by the TSXV of the Closing and issuance of the Royalty (which shall be subject only to customary closing conditions);

(iii)	closing of the transactions contemplated by the Bond Subscription Agreement shall have occurred or shall occur concurrently with Closing;

(iv)	the Owner shall be in compliance in all material respects with its obligations under this Agreement;

(v)	no Insolvency Event shall have occurred with respect to the Owner;

(vi)	no legal or regulatory action or proceeding shall be pending or threatened by any Person which would, in the opinion of Holder, acting reasonably, enjoin, restrict or prohibit the transactions contemplated hereby; and

(vii)	delivery to the Holder of the documents contemplated by Section 5.3;

If any of the conditions precedent set out in this Section 5.1(a) shall not be complied with or waived by the Holder on or before 5:00 p.m. (Montreal time) on September 15, 2020, then the Holder may rescind and terminate its obligations to purchase the Royalty pursuant to this Agreement by written notice to the Owner in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Holder’s breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

(b)	The Closing shall be subject to the following conditions precedent in favour of the Owner:

(i)	the representations and warranties of the Holder contained in this Agreement shall be true and correct in all material respects (or, in the case of the representations and warranties that are subject to a materiality qualification, in all respects) at the time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time;

(ii)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, (i) the Disinterested Shareholders Approval, and (ii) the conditional acceptance by the TSXV of the Closing and issuance of the Royalty (which shall be subject only to customary closing conditions);

(iii)	closing of the transactions contemplated by the Bond Subscription Agreement shall have occurred or shall occur concurrently with Closing;

(iv)	the Holder shall be in compliance in all material respects with its obligations under this Agreement;

(v)	no legal or regulatory action or proceeding shall be pending or threatened by any Person which would, in the opinion of Holder, acting reasonably, enjoin, restrict or prohibit the transactions contemplated hereby; and

(vi)	delivery to the Owner of the documents contemplated by Section 5.2;

If any of the conditions precedent set out in this Section 5.1(b) shall not be complied with or waived by the Owner on or before 5:00 p.m. (Montreal time) on September 15, 2020, then the Owner may rescind and terminate its obligations to sell the Royalty to the Holder pursuant to this Agreement by written notice to the Holder in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Owner’s breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

5.2	Holder’s Closing Deliveries

At Closing, the Holder shall deliver the following to the Owner:

(a)	a certificate from an officer of the Holder, for and on behalf of the Holder, certifying that the conditions set forth in Section 5.1(b)(i) have been satisfied;

(a)	the Royalty Agreement executed by the Holder;

(b)	the Payout Letter executed by the Holder;

(c)	the Bond executed by the Holder; and

(d)	such other documentation in form and substance required by the Owner, acting reasonably.

5.3	Owner’s Closing Deliveries

At Closing, the Owner shall deliver the following to the Holder:

(b)	a certificate of good standing (or equivalent) issued the Business Day prior to the Closing Date;

(c)	certified copies of resolutions of the directors of the Owner approving the execution and delivery of this Agreement and the Royalty Agreement;

(d)	a certificate from an officer of the Owner, for and on behalf of the Owner, certifying that the conditions set forth in Section 5.1(a)(i) have been satisfied;

(e)	the Royalty Agreement executed by the Owner;

(f)	the Payout Letter executed by the Owner;

(g)	the Bond executed by the Owner;

(h)	approval of the TSXV in connection with the Royalty and the transactions contemplated herein; and

(i)	such other documentation in form and substance required by the Holder, acting reasonably.

ARTICLE 6

ASSIGNMENT AND EXEMPT TRANSFERS

6.1	Assignment

(a)	The Holder may assign, transfer, pledge, hypothecate or otherwise convey this Agreement without any prior consent upon the delivery of notice of such transfer, pledge, hypothec or other conveyance to the Owner. In such a case, provided that such Person has agreed to be bound by such transferred obligations under this Agreement, the Holder, as applicable, shall be released from such transferred obligations under this Agreement.

(b)	The Owner may not sell, assign, transfer, convey, lease, license or otherwise dispose of the Property or any interest in the Property, in any manner whatsoever, and may not assign, transfer or otherwise convey this Agreement or any interest therein, without in each case complying with the following:

(i)	it shall be a condition of such sale, assignment, transfer, conveyance, lease, license or other disposition that the transferee or other counterparty to such transaction first execute and deliver to the other Parties to this Agreement an instrument in writing pursuant to which such transferee or other counterparty agrees to be bound by the terms hereof and by all of the liabilities and obligations of the transferors hereunder in the same manner and to the same extent as though the transferee was an original party hereto in the first instance, without in any way derogating from clause (ii) hereunder; and

(ii)	any such sale, assignment, transfer, conveyance, lease, license or other disposition shall not relieve or discharge the Owner from any of its liabilities or obligations hereunder existing at the time of closing of such sale, assignment, transfer, conveyance, lease or other disposition, and the Holder may continue to look to them for the performance thereof.

(c)	Any such sale, assignment, transfer, conveyance, lease, license or other disposition which does not comply with the terms of this Agreement shall be null and void and of no force or effect.

(d)	For greater certainty, this Sections 6.1 does not create an obligation of the Owner to obtain the Holder’s consent to a change of control of the Owner.

ARTICLE 7

CONFIDENTIAL INFORMATION

7.1	Confidential Information

Except as specifically otherwise provided for herein, the Parties will keep confidential this Agreement and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it if required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other Party, such consent not to be unreasonably withheld.

7.2	Information in Public Domain

The provisions of this Article 7 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

7.3	Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding this Agreement. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Agreement, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within forty eight (48) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which forty eight (48) hours period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

7.4	Request to Disclose

Where a request is made for permission under this Article 7 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within forty-eight (48) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

ARTICLE 8

NOTICE

8.1	Notice

All notices and other communications under this Agreement will be in writing and may be delivered personally or transmitted by email as follows:

(a)	To the Owner:

Nouveau Monde Graphite Inc.

331, rue Brassard

Saint-Michel-des-Saints, Quebec

J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer; Virginie Fortin, Legal Affairs Director and Corporate Secretary
Email:	[*****]

(b)	To the Holder:

Pallinghurst Graphite Limited

70 Pall Mall

St James’s

London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer
Email:	[*****]

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received:

(a)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)	if sent by email transmission and successfully transmitted prior to 5:00 pm (Montreal time) on a Business Day (recipient Party time), then on that Business Day, and if transmitted after 5:00 pm (Montreal time) on that day then on the first Business Day following the date of transmission.

ARTICLE 9

GENERAL

9.1	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	the headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof or affects its interpretation;

(b)	this Agreement will be read with such changes in gender or number as the context requires;

(c)	a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(d)	a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(e)	a reference to writing includes an electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;

(f)	if an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day; and

(g)	if any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

9.2	Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

9.3	Entire Agreement

Save and except for the Royalty Agreement, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including, for certainty, the Term Sheet. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement. No waiver of any other provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

9.4	Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement.

9.5	Manner of Payment

All cash payments to be made to any Party may be made by wire transfer to a bank account the details of which are provided by the receiving Party to the sending party or by certified cheque or draft delivered to such Party at its address for notice purposes as provided herein.

9.6	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

9.7	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the province of Québec and the laws of Canada generally applicable therein. Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Québec, Canada with respect to any matter arising under or related to this Agreement.

9.8	Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

9.9	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. This Agreement may be signed by facsimile.

9.10	Language

The Parties have expressly requested that the present Agreement be drafted in the English language. Les parties ont expressément exigé que la présente convention soit rédigée en langue anglaise.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

PALLINGHURST GRAPHITE LIMITED

By:	(signed) Andrew Willis
Name: Andrew Willis
Title: Director

NOUVEAU MONDE GRAPHITE INC.

By:	(signed) Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

[Signature Page – Royalty Purchase Agreement]

SCHEDULE A

PROPERTY

[Intentionally Omitted]

SCHEDULE B

FORM OF ROYALTY AGREEMENT

ROYALTY AGREEMENT

THIS AGREEMENT dated as of [●], 2020.

BETWEEN:

PALLINGHURST GRAPHITE LIMITED, a limited liability company existing under the laws of England (the “Holder”);

AND:

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of Canada (the “Owner”);

(collectively, the “Parties” and each of them, a “Party”)

RECITALS:

WHEREAS the Parties entered into a royalty purchase agreement dated July 14, 2020 (the “Royalty Purchase Agreement”) pursuant to which the Owner agreed to grant to the Holder a 3.0% net smelter royalty on all minerals mined, provided or otherwise recovered from the Property (as defined below) subject to and on the terms and conditions set forth herein.

AND WHEREAS the Parties have entered into this Agreement for purposes of defining the nature, term and payment obligations relating to the Royalty (as defined below).

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS

1.1	Definitions. For the purposes of this Agreement (including the Schedule hereto), the following capitalized words and phrases shall have the following meanings, and grammatical variations of such terms shall have corresponding meanings:

“Affiliate”: a person is considered to be an affiliate of another Person if one is the subsidiary of the other or if both are subsidiaries of the same Person. For the purposes of this definition, “subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary. A Person controls a second Person (a) if the Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the Person to elect a majority of the directors of the second Person; (b) if the second Person is a partnership, the Person beneficially owns or exercises control or direction over more than 50% of the interests in the partnership; or (c) if the second Person is a limited partnership, the Person is the general partner of the limited partnership or the control person of the general partner.

“Agreement” means this agreement, including all schedules thereto, and all instruments supplementing, amending, restating or confirming this Agreement.

“Allowable Deductions” means the following, in each case determined without duplication:

(a)	With respect to Primary Transformation Graphite Products:

a.	all costs for transportation and custom duties of the Primary Transformation Graphite Products, from the starting point to the smelter or other final processing plant to places where such Minerals are smelted, refined and/or sold or otherwise disposed of; and

b.	federal or provincial production royalties payable, if any.

(b)	With respect to all Minerals other than Primary Transformation Graphite Products (including, for greater certainty, Secondary Transformation Graphite Products):

a.	all costs for transportation and custom duties of the Minerals, from the starting point to the smelter or other final processing plant to places where such Minerals are smelted, refined and/or sold or otherwise disposed of;

b.	the charges imposed by the Processor, the Owner or any of its Affiliate for smelting, refining and processing the Minerals contained in such production and any other expense at the smelter or other point of sale; and

c.	federal or provincial production royalties payable, if any.

“Applicable Law” means all applicable past, present and future federal, provincial and local laws, rules, ordinances, treaties, regulations, judgments, decrees, or other valid governmental restrictions. Applicable Laws shall also include the decisions and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

“Business Day” means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

“Buyback Consideration” means the amounts of $[●]1, plus accrued interests at a rate of 9.0% per annum (calculated and accrued daily) from and after the date hereof up to the Buyback Date.

“Buyback Date” has the meaning ascribed to such term in Section 11.1.

“Buyback Option” has the meaning ascribed to such term in Section 11.1.

“Commercial Production” means the time when the Owner has processed Products over 90 consecutive days, at an average of 75% of design capacity as set forth in the latest operating plan of the Owner.

“Data” has the meaning ascribed to such term in Section 8.2.

1 Note: Amount to be a fixed amount equal to C$1.0 million plus accrued and unpaid interest under the promissory notes as at the date of signing/closing of the Royalty transaction.

“Governmental Authority” means any federal, provincial or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Holder” means Pallinghurst Graphite Limited, any successor or assignee thereto bound by this Agreement and any such other Persons who may be entitled to receive the Royalty, from time to time.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Insolvency Law” means any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, and any proceeding under applicable corporate law seeking a compromise or arrangement of any debts of the corporation, or a stay of proceedings to enforce any of the claims of the corporation’s creditors, and all other liquidation, administration, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of Canada or of other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Loss” means an insurable loss of or damage to Products, whether or not occurring on or off the Property and whether the Products are in the possession of the Owner or otherwise.

“Materials” has the meaning ascribed to such term in Section 4.1.

“Minerals” means any and all metals, minerals or products of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property).

“Mining Act” means the Mining Act (Québec).

“Mining Rights” means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefit Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

“Monthly Production” means the gross number of contained ounces of Minerals in any shipment delivered to and paid for by a Processor during any given calendar month, provided that if delivery and payment are not made in the same calendar month, the Minerals shall be deemed to be part of Monthly Production in the calendar month in which the later of delivery and payment occurs.

“National Instrument 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as implemented and in effect in any Canadian jurisdiction at the applicable time.

“Net Smelter Returns” means the Receipts less the Allowable Deductions, in each case for the applicable calendar month.

“Obligations” means (i) all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, at any time or from time to time due or accruing due and owing by or otherwise payable by the Owner to the Holder in any currency, under or in connection with or pursuant to this Agreement (including, without limitation, the payment obligations and the obligation of the Owner to ensure that any transferee of the Property remains bound by the Royalty), without duplication, and (ii) the due performance and compliance by the Owner with all of the terms and conditions of this Agreement.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Owner” means Nouveau Monde Graphite Inc., any successor thereto bound by this Agreement and any such other Persons who may be required to pay the Royalty, from time to time.

“Permitted Disclosure” has the meaning ascribed to such term in Section 9.1.

“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust governmental agency or board or commission or authority and any other form of entity or organization.

“Primary Transformation Graphite Products” means primary transformation graphite Products produced using primary transformation processes (i.e., mining extraction, crushing, grinding, flotation, dewatering & drying, and sorting & bagging) without any smelting, refining or processing.

“Processor” means any third-party smelter, refiner or processor other than the Owner or its Affiliates.

“Products” means any and all metals, minerals and products or by-products thereof, including the Minerals, of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property) and that may lawfully be explored for, mined and sold pursuant to the rights granted by the Mining Rights and other instruments of title under which the Property is held.

“Property” means the Matawinie property, including the mining claims described in Schedule “A” together with any other Mining Rights or any other rights that currently or in the future form part of the project known as the “Property” located in the Saint-Michel-des-Saints area, approximately 150 kilometres north of Montreal, Québec (or any rights renewing, extending, renaming, deriving, replacing or complementing such Mining Rights or other rights at any time), including (i) all future contiguous mineral rights thereto, and (ii) with respect to graphite only, all future mineral rights within a 100 kilometers radius of the “Tony Claim Block Centroid” as set out in Schedule “A” that have the effect of increasing the size of the Property, which Owner owns at any time.

“Receipts” for the applicable fiscal calendar month means the payments received by the Owner or any Affiliate for any Products sold by the Owner from the Property. The amount of such payments shall be determined as follows:

(a)	if Products are sold in a final form to a third-party, and not to a Processor or Affiliate, the amount of Receipts with respect to such Products shall equal the amount of payments actually received by the Owner or any Affiliate from the physical sale of the Products to such third-party;

(b)	if Products are sold to a Processor, the amount of Receipts with respect to such Products shall equal the amount of payments actually received by the Owner or any Affiliate from the physical sale of the Products to the Processor including any bonuses, premiums and subsidies; and / or

(c)	in the case where such Products are distributed in kind to an Affiliate and then sold without further processing by or for such Affiliate, such sale by an Affiliate shall be deemed to be a sale by Owner for the purposes of making the calculations in this Section and the payments from such sale shall be deemed to have been received by Owner.

“Regulatory News Release” has the meaning ascribed to such term in Section 9.3.

“Royalty” means all of the rights and interests of the Holder in the Royalty described in this Agreement.

“Royalty Purchase Agreement” has the meaning ascribed to such term in the recitals.

“Secondary Transformation Graphite Products” means any graphite Product that is not a Primary Transformation Graphite Product produced using any transformation process that is not considered to be a primary transformation process.

“Taxes” means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

1.2	Schedule

The following schedules are attached to and incorporated in this Agreement by this reference:

Schedule A – Description of the Mining Rights forming part of the Property

2	ROYALTY

2.1	Grant of Royalty. The Owner hereby grants, assigns, transfers and conveys to the Holder, and its successors and assigns, and covenants to pay to the Holder, in perpetuity, a 3.0% royalty in the Property and all Products which may be found in, under or upon the Property (the “Royalty”), and the Owner hereby acknowledges and agrees that the Holder retains a real right the Property and the Products (while contained in the Property).

2.2	Calculation of Royalty.

(a)	The Royalty shall be determined by using the following formula for all Products:

3.0% x Net Smelter Returns

(b)	In the event smelting, refining, or processing of Products are carried out in custom toll facilities owned or controlled, in whole or in part, by the Owner or any of its Affiliates, then charges for such smelting, refining or processing shall mean the amount the Owner would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by the Owner or any of its Affiliates then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by the Owner with respect to such smelting and refining.

2.3	Real Property Interest in the Property. The Owner hereby acknowledges and agrees that the Royalty is a direct real property interest in the Property and the Products (while contained in the Property), and in the Owner’s estate, right, title and interest therein granted by the Owner, in favour of the Holder, provided that such interest shall be satisfied in respect of any particular Product by the payment to the Holder of the Royalty in respect thereof. The Royalty shall continue in perpetuity, it being the intent of the Parties that the Royalty will constitute a covenant running with the Property and the Products (while contained in the Property) and all successions thereof (whether created privately or through governmental action), and will be binding upon and enure to the benefit of the Parties and their respective successors and assigns.

2.4	Royalty Application. The Royalty shall apply to 100% of the interests of the Owner in the Property, underlying agreements pertaining thereto and production derived solely therefrom.

2.5	Insurance Proceeds for Loss. In the event the Owner or any of its Affiliates receives insurance proceeds for Loss of Products from the Property or in connection with business interruption relating to operations pertaining to the Property, the Owner shall pay to the Holder the Relevant Percentage of any such insurance proceeds, which are received by the Owner or any of its Affiliates for such loss of production. The Owner shall pay such amount in cash within ten (10) days of the Owner receiving such insurance proceeds in cash by wire transfer to an account to be designated by the Holder and notified to the Owner in writing at least three (3) Business Days prior to the payment date. The gross proceeds received by Owner on account of (a) the lost or damaged Products, or (b) loss relating to business interruption, shall be conclusively determined by the final, uncontested insurance settlement documents.

2.6	Royalty Payments. The Royalty shall be paid in cash. Unless mutually agreed, payments shall be paid on or before the fifteenth (15th) day following the calendar month in which payment for Products subject to the Royalty was received by the Owner. The price used for calculating the cash amount due for Royalty shall be determined in accordance with Section 2.2. The Owner shall make each Royalty payment by direct bank deposit (free of all fees and expenses) to the Holder’s account as the Holder shall designate in writing.

2.7	Detailed Statement. All Royalty payments shall be accompanied by detailed statements explaining the calculation thereof with any available settlement sheets from the Processor, and shall also include the following information: (i) settlement quantities; (ii) the prices used for the calculation of the Royalty; (iii) all Allowable Deductions applied to the Royalty; (iv) any other pertinent information in sufficient detail to explain the calculation of the payment; and (v) such other information as the Holder may reasonably request.

2.8	No Obligation. Notwithstanding the terms of any other provisions herein, the Owner shall not be obligated to make any Royalty payment before the Owner has received or has been credited with payment for the sale or other disposition of, the Products upon which such Royalty payment is calculated, unless such failure to receive or be credited by the Owner or any of its Affiliates is due to intentional delay by the Owner or any of its Affiliates.

2.9	Future Restructuring. Following the execution and delivery of this Agreement, each of the Parties hereto will co-operate reasonably with the other Parties hereto (following receipt by a Party of appropriate legal, accounting, or tax advice), in implementing any recommended changes or adjustments to this Agreement, or to the structure or terms of the Royalty, provided that such changes or adjustments have no adverse impact on the non-proposing party and that the costs of such adjustments shall be paid for by the proposing party.

2.10	Payment Currency. All Royalty payments to be paid in cash shall be paid in Canadian dollars.

2.11	Default and Interest. In the event that any payment required to be made to the Holder or the Owner hereunder is not made when due, then all unpaid amounts shall bear interest at the rate equal to two percent (2.0%) per month until such credit/payment and accrued interest is paid in full.

2.12	Monthly Production Reports. On or before the fifteenth (15th) day following the end of each calendar month, the Owner shall send to the Holder a production report for the prior calendar month.

2.13	Objections and Audits.

(a)	All Royalty payments shall be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Holder gives the Owner written notice describing and setting forth a specific objection to the calculation thereof within sixty (60) days of receipt of all of the statements required pursuant to Section 2.7 for the calendar month in which such Royalty payment was calculated.

(b)	If the Holder objects to a particular Royalty payment as herein provided, the Holder shall, for a period of ninety (90) days after the Owner’s receipt of notice of such objection (or such longer period as is reasonably required), have the right, upon reasonable notice and at reasonable times, to have the Owner’s accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to the Holder, acting reasonably. If such audit determines that there has been a deficiency or an excess in the payment made to the Holder, such deficiency or excess, as applicable, shall be paid or deducted, as applicable, with the Royalty payment due in the next calendar month and if no Royalty payment is owing in respect of such calendar month, then payment of any deficiency or excess shall be paid or deducted, as applicable, on the date on which any Royalty payment in respect of such calendar month would have been due, with interest accruing as provided in Section 2.11 hereof for any deficiency, as applicable.

(c)	The Holder shall pay all costs of any audit pursuant to this Section 2.13 unless it is determined that there is a deficiency owing to the Holder, in which event all costs of such audit shall be paid by the Owner.

(d)	All books and records used by the Holder to calculate the Royalty shall be kept at all times in accordance with IFRS and for not less than three (3) calendar years after the applicable calendar month.

(e)	Failure on the part of the Holder to object to any Royalty calculation or Royalty payment prior to the expiry of the Holder’s right to object to such calculation shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon, except in the event that any subsequent adjustment is made to any financial statements of the Owner or to any statement delivered by the Owner pursuant to Section 2.7, in which event the Royalty Holder shall be entitled to deliver a notice of objection in respect of such adjusted information and any related calculations of the Royalty for a period of six months after all information pertaining to such adjustment has been delivered to the Royalty Holder in accordance with this Section 2.13.

3	ACCOUNTING MATTERS

Accounting Principles. All Receipts and Allowable Deductions shall be determined in accordance with IFRS.

4	OPERATIONS

4.1	Tailings. All tailings, residues, waste rock, spoiled leach materials, bulk samples, and other materials (collectively the “Materials”) resulting from the Owner’s operations and activities on the Property shall be the sole property of the Owner, but shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Products. In the event Materials from the Property is processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

4.2	Commingling. The Owner shall not commingle Products from the Property with products from other properties, unless expressly approved in advance in writing by the Holder.

4.3	Sampling, Assaying, Evaluating and Testing. The Owner shall have the right to mine and remove small amounts of ores, minerals and mineral resources constituting Products as is reasonably necessary for sampling, assaying, metallurgical testing and evaluation of the minerals’ potential of the Property and the Holder shall not be entitled to a Royalty payment in respect of such Mineral, but provided that no revenues are directly generated from such sampling, assaying, metallurgical testing and evaluation.

4.4	Run-in Period. The Holder shall not be entitled to a Royalty payment with respect to ores, minerals and mineral resources constituting Products mined or removed during any performance test or run-in period prior to Commercial Production.

4.5	Bulk Sample. For certainty, the Royalty shall be payable on all bulk samples and production where the Owner receives any proceeds from any Processor or other purchaser.

4.6	Governmental Taxes. The Owner shall pay all governmental taxes, duties or other payments, make any minimum investments required by law, perform all acts and comply with all obligations under Applicable Law required to maintain the Property in good standing.

4.7	Expropriation. In the event that the Property, or any part thereof, is affected by an expropriation or notice or advice from any Governmental Authority of an intention to expropriate or a sale in lieu of expropriation, or any intention from any Governmental Authority to revoke, limit, suspend or refuse to renew any Mining Right, the Owner undertakes to notify the Holder in writing within three (3) Business Days of such receipt. Unless the Owner, after having informed the Holder of its intention to do so, contests forthwith upon receipt of such notice and in order to protect its own and Holder’s interests in the Property, the Owner further authorizes the Holder to make representations before any Governmental Authority in order to protect the Holder’s interest in the Property.

4.8	Abandonment. At any time and from time to time, the Owner may elect to abandon all or any part or parts of the Property, provided that in the event the Owner elects to abandon all or a substantial portion of the Property (i.e., mining claims representing 10% or more of all the mining claims comprised within the Property at such time), the Owner will give notice to the Holder of such election not less than 120 days prior to the proposed date of abandonment. The notice shall identify the portion of the Property which is proposed to be abandoned. Upon expiry of such 120-day period (or immediately in case of abandon of a non substantial portion of the Property) the Owner’s obligations hereunder in respect of such abandoned interest shall terminate and thereafter the term “Property” will apply to those interests comprising the Property which have not been abandoned by the Owner. In such event, if requested by the Holder with respect to abandon of all or a substantial portion of the Property, the Owner shall execute documents transferring to the Holder, either title to any of the Mining Rights of the Property which the Owner is abandoning or those new Mining Rights deriving from Mining Rights of the Property, that would cover the part or parts of the Property, that the Owner is abandoning, for and in consideration of the sum of One Dollar (CAD$1.00). The Owner shall execute all necessary documents provided by the Holder, acting reasonably, to apply and process the replacement of a Mining Right of the Property, for one or more Mining Right which would cover the part or parts of the Property which the Owner is abandoning and transfer such derived Mining Right to the Holder.

4.9	Reacquired Interest. In the event the Owner or any of its Affiliates or any successor or assignee of it surrenders, allows to lapse or otherwise terminates its interest in any portion or all of the Property, and at any time from and after the date of such surrender, lapse or other termination, reacquires a direct or indirect interest in respect of the Mining Rights covered by the former property, then the Royalty shall apply to such interest so reacquired. The Owner shall give written notice to the Holder within ten (10) days of any acquisition or reacquisition thereof.

4.10	Mineral Resource or Mineral Reserve Estimates. Each time the Owner establishes a mineral resource or a mineral reserve estimate on the Property or establishes a new mineral resource or a new mineral reserve estimate which is a material change to the prior mineral resource or mineral reserve estimate, the Owner shall provide the Holder with such estimate as soon as practicable.

4.11	Technical Reports. If the Owner or any of its Affiliates prepares a technical report under National Instrument 43-101 (or similar report) in respect of the Property, upon the request of the Holder, the Owner shall cause the author(s) of such report to provide, at the sole cost and expense of the Owner, (i) a copy of such report to be addressed to the Holder or any of its Affiliates, (ii) the relevant certificates and consents of the author(s) required in connection with the filing of and reference to such report to be provided to the Holder or any of its Affiliates, and (iii) such other consents in connection with the use of or reliance upon such report by the Holder or any of its Affiliates from time to time in its public disclosure as may be reasonably required by the Holder.

Notwithstanding the foregoing, if the Holder or any of its Affiliates is required by applicable laws to prepare a technical report under National Instrument 43-101 (or similar report) in respect of the Property and chooses to prepare its own technical report (or similar report), the Owner shall cooperate with and allow the Holder and its authorized representatives to access technical information pertaining to the Property and complete site visits at the Property so as to enable the Holder or its Affiliates, as the case may be, to prepare the technical report (or similar report) in accordance with National Instrument 43-101 (or any other applicable Canadian and/or US securities laws and/or stock exchange rules and policies governing the disclosure obligations of the Holder or any of its Affiliates) at the sole cost and expense of the Holder.

4.12	Insurance. During Commercial Production, the Owner will obtain and maintain insurance against (a) Loss of Products prior to their sale and (b) business interruption, in such amounts and with such coverage as is customary in the industry (including, without limitation, fidelity insurance to protect against theft and business interruption coverage) with the Holder as a named insured.

5	INDEMNIFICATION BY OWNER

The Owner shall be responsible for all costs, fines, damages, judgments, penalties or responsibilities (environmental and otherwise) in connection with the Property, its ownership and use of the Property and for any and all work performed in and on the Property.

The Owner will indemnify and save harmless the Holder from any loss (excluding loss of profit and consequential damages), cost or liability (including any reasonable legal fees) arising from a claim against the Holder in respect of: (a) any failure by the Owner to timely and fully perform all reclamation, restoration, waste disposal or other closure obligations required by law or regulation, the terms and conditions of applicable licenses or by Governmental Authorities or otherwise to prevent liability in respect of all activities on the Property; (b) any failure or omission by the Owner which results in a violation of or liability under any present or future applicable federal, provincial, territorial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, in respect of all activities on the Property; and (c) any claims by third parties against the Holder in respect of the Property damage or injury or death to persons arising out of the activities on or with respect to the Property, provided that the foregoing shall not apply to any loss, costs or liabilities to the extent they arise primarily from the gross negligence or wilful misconduct of the Holder.

6	DEFAULT

The occurrence of any one or more of the following events or circumstances shall constitute an event of default hereunder (an “Event of Default”):

6.1	Payment. Should the Owner fail to make to the Holder any royalty payment hereunder when due, or fail to make payment when due to the Holder of any other amount that may become due by the Owner hereunder, within five (5) Business Days of a letter from the Holder demanding same.

6.2	Covenants. Should the Owner fail to observe or perform any covenant, condition or agreement contained herein and not have remedied such failure within ten (10) days of a letter from the Holder demanding same.

6.3	Insolvency. The Owner:

(a)	becomes insolvent, or proposes a compromise or arrangement between it and any class of its creditors;

(b)	commits an act of bankruptcy under any Insolvency Law or makes an assignment of its property for the general benefit of its creditors under any Insolvency Law, or makes a proposal (or files a notice of its intention to do so) under any Insolvency Law;

(c)	institutes any proceeding seeking to adjudicate it as insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any Insolvency Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(d)	applies for the appointment of, or the taking of possession by, a receiver or other similar official for it or any substantial part of its property under any Insolvency Law; or

(e)	takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof.

6.4	Proceedings Under Insolvency Law. Any petition is filed, application made or other proceeding instituted against or in respect of the Owner under any Insolvency Law or otherwise:

(a)	which adjudicates the Owner as insolvent;

(b)	in which a receiving order is made against the Owner under any Insolvency Law;

(c)	in which a liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of any the Owner or its debts or any other relief under any Insolvency Law now or hereafter in effect has been commenced; or

(d)	in which the entry of an order for relief or the appointment of or the taking of possession by, a receiver or other similar official for the Owner or any substantial part of its property is made, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of thirty (30) days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Owner thereunder in the interim, such grace period shall cease to apply, and provided further that if the Owner files an answer admitting the material allegation of a petition filed against it in any such proceeding, such grace period shall cease to apply.

6.5	Seizure of Assets. The Property is seized (including by way of execution, attachment, garnishment, levy or distrain), or any one or more encumbrances thereon securing indebtedness is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any one or more writs of execution or distress warrants exists in respect of the Owner or the Property, or any sheriff or other person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distrain, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged within thirty (30) days or such longer period during which entitlement to the use of such Property continues with the Owner, and the Owner is contesting the same in good faith and by appropriate proceedings, provided that if the Property is removed from the use of the Owner, or is in danger of being sold, in the interim, such grace period shall cease to apply.

6.6	Sale of Property. The Property is sold, transferred or otherwise disposed of by the Owner without complying with the provisions of Section 10 hereto.

6.7	Indebtedness. The Owner fails to pay when due any amounts owing under any one or more agreements or documents relating to indebtedness towards creditor(s) having from time to time security or is otherwise in default under or pursuant to the terms of agreements or documents concerning such indebtedness, and, if there is any cure period applicable to such default, such cure period lapses without the default being cured and such creditor(s) have taken action or commenced proceedings to enforce its rights and remedies.

6.8	Remedies Upon Event of Default. Upon the occurrence and continuance of any Event of Default, the Holder may exercise at its sole option all recourses available under this Agreement and the Applicable Laws.

7	SECURITY; SUBORDINATION

7.1	The Royalty is a direct real property interest in the Property and the Products (while contained in the Property) and the Owner covenants and agrees to, upon request from the Holder, execute a deed of hypothec on the Property (the purpose of which will be to ensure that the Royalty constitutes a covenant running with the Property and the Products (while contained in the Property) and all successions thereof) and to be registered against the Property and Mining Rights in favour of the Holder to guarantee the Owner’s obligations hereunder, which hypothec may be registered or recorded in all relevant registries in the Province of Québec and elsewhere, as applicable and appropriate to give notice to third parties of the Holder’s interests under this Agreement. For clarity, exercise of rights by the Holder under any hypothec or other security granted by the Owner in favour of the Holder pursuant to this Section 7 will be limited to Events of Defaults under Sections 6.3, 6.4, 6.5 and 6.6 hereunder. The Owner covenants and agrees that it shall co-operate with any such registration and provide its written consent or signature to any documents or things reasonably necessary to accomplish such registration.

7.2	The Owner shall be entitled to incur additional indebtedness, which indebtedness may be secured by hypothec or other security interest over all or portion of the Property which may rank in priority to any security granted by the Owner in favour of the Holder pursuant to this Section 7. Subject to the execution of an intercreditor agreement on terms acceptable terms to the Holder, acting reasonably, the Holder covenants and agrees to procure the subordination, in point of payment and priority, of any such secured indebtedness created on or after the date hereof, and to execute all such things reasonably necessary to accomplish such subordination.

8	REPORTING, RECORDS AND AUDITS

8.1	Reporting. The Owner recognizes the Holder needs to have a complete understanding of the Property. Regular information to be provided by the Owner to the Holder shall include, but not be limited to:

(a)	sufficient documentation as may be requested by the Holder from time to time to determine the Royalty, including refining invoices, weights, assays and settlement sheets; including all documentation prepared by or sent to the Processor in connection with every shipment by the Owner;

(b)	monthly and annual customary operational, exploration and financial reports to be provided with (i) as it relates to monthly reports, within 15 days after the end of each calendar month and (ii) as it relates to annual reports, within 120 days of the end of the fiscal year of the Owner;

(c)	within ten (10) Business Days of approval and to the extent the Owner or any of its Affiliates is preparing such documents, operational budgets, annual production forecast and life of mine operating plan (and notice of any material change to the life of mine operating plan promptly following such change) in respect of the Property;

(d)	annual reserve and resource reports and access to a block model in respect of the Property;

(e)	any other material engineering or economic studies prepared or commissioned to be prepared by the Owner in respect of the Property, promptly following receipt of the same by the Owner; and

(f)	notice of any other material event, including any force majeure event, actual or threatened legal action, actual or threatened withdrawal of any permit or third-party approval, or change in law materially impacting the Property.

8.2	Records and Audits

The Owner agrees to keep accurate records showing the amount of recovered Products produced by it from the Property. All Products produced from the Property shall be kept separate and distinct from minerals and/or mineral products produced by the Owner from properties other than the Property.

The Holder shall have the right, upon reasonable advance notice to the Owner to, inspect, perform audits and make copies of all books, records, technical data, information and materials relevant to the production and stockpiling of Products and the calculation and payment of the Royalty (the “Data”); provided that such inspections shall not unreasonably interfere with the Owner’s activities with respect to the Property. The Owner makes no representations or warranties to the Holder concerning any of the Data or any information contained in the annual reports, and the Holder agrees that if it elects to rely on any such Data or information, it does so at its sole risk. All books and records used by the Owner to calculate royalties due hereunder shall be kept in accordance with IFRS.

Subject at all times to applicable work place rules and the supervision of the Owner, the Holder shall be entitled to enter the mine workings and structures on the Property at reasonable times upon reasonable advance notice for inspection thereof no more than four times per year, but the Holder shall so enter at its own risk and shall indemnify and hold the Owner and its Affiliates harmless against and from any and all loss, costs, damage, liability and expense (including but not limited to reasonable attorneys’ fees and costs) by reason of injury to the Holder or its agents or representatives or damage to or destruction of any property of the Holder or its agents or representatives while on the Property on or in such mine workings and structures, unless such injury, damage, or destruction is a result, in whole or in part, of the gross negligence of the Owner.

9	CONFIDENTIALITY

9.1	Confidential Information

Except as specifically otherwise provided for herein, the Parties will keep confidential all data disclosed to each other and will refrain from using it other than for the transaction contemplated hereunder or publicly disclosing it unless:

(a)	required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction,

(b)	with the consent of the other Party, such consent not to be unreasonably withheld

(each such disclosure of data made pursuant to subparagraph (i) or (ii) hereof being referred to as a “Permitted Disclosure”).

Prior to any Permitted Disclosure, the applicable Party shall give the other Party prompt written notice and, in making such Permitted Disclosure, the disclosing Party shall disclose only that portion of data required to be disclosed and shall take all reasonable steps to preserve the confidentiality of the remaining portion thereof.

9.2	Information in Public Domain

The provisions of this Article 9 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

9.3	Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding this Agreement. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Agreement, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within forty-eight (48) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which forty eight (48) hours period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

9.4	Request to Disclose

Where a request is made for permission under this Article 9 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within forty-eight (48) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

10	SUCCESSORS AND ASSIGNS

10.1	Binding Effect. This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties hereto and, where the context so permits, their respective successors and permitted assigns.

10.2	Assignment of Royalty. The Holder may assign, transfer, pledge, hypothecate or otherwise convey this Agreement or all or any of its rights in the Royalty without the prior written consent of the Owner upon the delivery of notice of such transfer, pledge, hypothec or other conveyance to Owner. In such a case, provided that such Person has agreed to be bound by such transferred obligations under this Agreement, the Holder, as applicable, shall be released from such transferred obligations under this Agreement.

10.3	Assignment of Property. The Owner may not sell, assign, transfer, convey, lease, license, charge, pledge, hypothecate, mortgage or otherwise dispose of the Property, or any interest in the Property in any manner whatsoever, and may not assign, transfer or otherwise convey this Agreement or any interest therein, without in each case complying with the following:

(a)	it shall be a condition of such sale, assignment, transfer, conveyance, lease, license or other disposition that the transferee or other counterparty to such transaction first execute and deliver to the Holder an instrument in writing pursuant to which such transferee or other counterparty agrees to be bound by the terms hereof and by all of the liabilities and obligations of the transferor hereunder in the same manner and to the same extent as though the transferee was an original party hereto in the first instance;

(b)	it shall be a condition of any such charge, pledge or hypothec that the chargee, pledgee or holder of hypothec first execute and deliver to the Holder an instrument in writing pursuant to which such chargee, pledgee or holder of hypothec (A) agrees that, in the event that it exercises any of its rights under the charge, pledge or hypothec which allow it to take possession or acquire, or cause the sale or other disposition of the Property or any party thereof, or which result in the then Owner no longer being the owner of the Property, such chargee, pledgee, holder, or any acquiror of the Property or successor to the Owner as a result of such exercise of rights, shall be bound by the terms hereof and by all of the liabilities and obligations of the Owner hereunder in the same manner and to the same extent as though it was an original party hereto in the first instance, and (B) consents and agrees, and will cause any such acquiror of the Property or successor to the Owner as a result of the exercise of its rights to consent and agree, to the continuation or re-registration of any restrictions registered against the Property pursuant to Article 7;

(c)	any such sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition shall not relieve or discharge the Owner from any of its liabilities or obligations hereunder existing on the date of such sale, assignment, transfer, conveyance, lease or other disposition, and the Holder may continue to look to the Owner for the performance thereof, it being understood that for any obligations or liabilities arising from the date of the execution of the agreements provided for in Section (b) and (c) and thereafter, the Owner will not be bound by any obligations and have no further liabilities under the Royalty arising from and after the date of such agreements, including the payment of the Royalty; and

(d)	any such sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition which does not comply with the terms of this Agreement shall be null and void and of no force or effect.

11	ADDITIONAL PROVISIONS

11.1	Buyback Option. For a period of three years following the date hereof, the Owner will have the right to purchase (the “Buyback Option”) from the Holder a third of the Royalty (i.e. a 1.0% net smelter royalty) for the Buyback Consideration by delivering a written notice to that effect to the Holder. The Owner shall pay to the Holder all amounts payable in connection with the exercise by the Owner of the Buyback Option within 5 days from the date on which the Buyback Option is to be exercised (the “Buyback Date”) as set forth in the notice to be delivered pursuant to this Section. Upon the receipt of such amounts, the Holder shall execute such documents and do all such things as may be necessary to evidence the release of its rights with respect to the portion of the Royalty purchased by the Owner pursuant to the exercise of the Buyback Option.

11.2	Conversion into Graphite Stream Agreement or Forward Contract. For a period of three years following the date hereof, the Holder will have the right to, upon written notice to that effect to the Owner, request that the Royalty be converted into a graphite stream agreement or forward purchase contract (or any other agreement with similar economic effects). Upon receipt of such notice by the Owner, the Owner and the Holder will negotiate in good faith the terms, conditions and form of agreement pursuant to which the Royalty will be converted into a graphite stream or other forward purchase agreement on terms mutually acceptable to each party, acting reasonably, provided that the Owner will not be required to complete any conversion of the Royalty pursuant to this Section 11.2 if such conversion could have a negative financial impact on the Owner. For greater certainty, upon conversion of the Royalty into a graphite stream agreement or other forward purchase contract pursuant to and in accordance with this Section 11.2, the Owner will not be bound by any obligations and have no further liabilities under the Royalty arising from and after the date of such conversion, including the payment of the Royalty.

12	NOTICE

All notices and other communications under this Agreement will be in writing and may be delivered personally or transmitted by email as follows:

To the Owner:

Nouveau Monde Graphite Inc.

331, rue Brassard

Saint-Michel-des-Saints, Quebec J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer; Virginie Fortin, Legal Affairs Director and Corporate Secretary
Email:	[*****]

To the Holder:

Pallinghurst Graphite Limited

70 Pall Mall

St James’s

London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer
Email:	[*****]

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received:

(a)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)	if sent by email transmission and successfully transmitted prior to 5:00 pm (Montreal time) on a Business Day (recipient Party time), then on that Business Day, and if transmitted after 5:00 pm (Montreal time) on that day then on the first Business Day following the date of transmission.

13	GENERAL

13.1	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction or interpretation hereof. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless otherwise specified, any reference herein to a Section or Schedule refer to the specified Section of or Schedule to this Agreement.

(b)	Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

(c)	The words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”.

(d)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document.

(e)	If there is any conflict or inconsistency between the provisions contained in the body of this Agreement and those of any Schedule hereto and security documents entered into further to this Agreement, the provisions contained in the body of this Agreement shall prevail.

(f)	A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form.

(g)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

(h)	If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

13.2	Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

13.3	Entire Agreement

This Agreement including the Schedule together with the agreements and documents to be delivered pursuant hereto are the full expression of the Parties’ intentions and rights and the entire agreement between them and supersede, save and except the Royalty Purchase Agreement, all prior agreements, understandings, negotiations and discussions whether oral or written of the Parties. No amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any other provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.4	Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement.

13.5	Manner of Payment

All cash payments to be made to any Party may be made by wire transfer to a bank account the details of which are provided by the receiving Party to the sending party or by certified cheque or draft delivered to such Party at its address for notice purposes as provided herein.

13.6	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the province of Québec and the laws of Canada generally applicable therein. Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Québec, Canada.

13.7	Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

13.8	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. In addition, execution of this Agreement by either of the Parties may be evidenced by way of email transmission of such Party’s signature (which signature may be by separate counterpart) or a photocopy of such email transmission, and such emailed signature, or photocopy of such emailed signature, shall be deemed to constitute the original signature of such Party to this Agreement.

13.9	Language

The Parties have expressly requested that this Agreement be drafted in the English language.

Les parties ont expressément exigé que la présente convention soit rédigée en langue anglaise.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

PALLINGHURST GRAPHITE LIMITED

By:
Name:
Title:

By:
Name:
Title:

NOUVEAU MONDE GRAPHITE INC.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page – Net Smelter Royalty Agreement]

SCHEDULE A

DESCRIPTION OF THE MINING RIGHTS FORMING PART OF THE PROPERTY

[Intentionally Omitted]

SCHEDULE C

FORM OF PAYOUT LETTER

[LETTERHEAD OF PALLINGHURST]

[•], 2020

Nouveau Monde Graphite Inc.

331, rue Brassard

Saint-Michel-des-Saints (Québec)

J0K 3B0

Ladies and Gentlemen:

Nouveau Monde Graphite Inc. (the “Borrower”) has entered into a Royalty Purchase Agreement dated July 14, 2020 (the “RPA”) with Pallinghurst Graphite Limited (the “Lender”) pursuant to which the Lender will acquire a 3.0% net smelter royalty for a purchase price of [$4,000,000 plus accrued interest under the Promissory Notes as of closing date], such consideration (the “Royalty Consideration”) to be set-off against all amounts owing by the Borrower to the Lender under a Promissory Note dated June 27, 2019 for C$2,0000,000 in principal amount (as amended and restated) and a Promissory Note dated March 16, 2020 for C$2,0000,000 in principal amount (collectively, the “Promissory Notes”).

The Lender hereby confirms that, as of [August •, 2020], the outstanding principal balance, interest and other amounts due to the Lender pursuant to the Promissory Notes are as follows:

Principal balance:	C$4,000,000
Accrued interest:
•
TOTAL AMOUNT OWING:	•

The outstanding principal balance, interest and other sums due to Lender from or on behalf of the Borrower under the Promissory Notes is hereinafter referred to as the “Payout Amount”.

Effective upon completion of the transactions contemplated by the RPA and the issuance to, and receipt by, the Lender, of the executed Royalty Agreement constituting the Royalty Consideration, and upon receipt of a fully executed counterpart of this Payout Letter signed by the Borrower (the “Payout Date”), the Lender irrevocably and unconditionally agrees that all amounts owing of any nature under the Promissory Notes (including principal, interest, penalties, fees) have been paid in full and the Promissory Notes shall terminate and be of no further force or effect, and all rights and obligations thereunder shall terminate and be released.

In addition, the Borrower agrees that, upon the Payout Date, the Borrower releases the Lender as well as its respective successors and assigns from any and all claims, obligations, causes of action, and liabilities, whether known or unknown, arising on or before the date hereof, which the Borrower ever had, now have or hereafter may have which are based upon, arise under or are related to the Promissory Notes.

This Payout Letter shall be binding on the Lender and the Borrower and their respective successors and assigns. This Payout Letter may be executed in one or more counterparts (including counterparts executed by facsimile or electronic PDF file format), which shall be deemed to constitute originals, each of which shall be deemed an original, and all of which taken together constitute one and the same instrument. This Payout Letter shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

[Signature page follows.]

Yours truly,

PALLINGHURST GRAPHITE LIMITED

By:
Authorized Signing Officer

Acknowledged and Agreed By:

NOUVEAU MONDE GRAPHITE INC.

By:
Authorized Signing Officer

[Signature Page – Payout Letter]